UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934



                              ACME ELECTRIC CORPORATION
          _________________________________________________________________
                                   (Name of Issuer)


                      Shares of Common Stock  - $1.00 Par Value
          _________________________________________________________________
                            (Title of Class of Securities


                                     004644-10-0
                             ____________________________
                                    (CUSIP Number)


                                    Brent D. Baird
                                  1350 One M&T Plaza
                   Buffalo, New York  14203 (Phone: (716) 849-1484)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                  SEPTEMBER 23, 1998
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

          CUSIP NO. 004644-10-0

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               First Carolina Investors, Inc.

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*
               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       339,300
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                              -0-

                         9.   SOLE DISPOSITIVE POWER
                              339,300

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               339,300

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.710%

          14.  TYPE OF REPORTING PERSON*
               CO, IV
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          ITEM 1.   SECURITY AND ISSUER.

                (a) Title and Class of Security:

                    Acme Electric Corporation (the "Issuer")
                    Shares of Common Stock, $1.00 Par Value per share("the Shares")

                (b) Name of Issuer and Address of Issuer's Principal
                    Executive Offices:

                    Acme Electric Corporation
                    400 Quaker Road
                    East Aurora, New York  14052

          ITEM 2.  IDENTITY AND BACKGROUND.

                    FIRST CAROLINA INVESTORS, INC.

          State of organization:        Delaware

          Principal Business:           Closed-end non-diversified
                                        management investment company

          Address:       1130 East 3rd St., Suite 410, Charlotte,
                         North Carolina  28204

          Directors:     H. Thomas Webb, III
                         Brent D. Baird
                         Bruce C. Baird
                         Patrick W.E. Hodgson
                         Theodore E. Dann, Jr.

          Officers:      H. Thomas Webb, III - President
                         Brent D. Baird - Chairman of the Board
                         Bruce C. Baird   - Vice President
                                            Secretary
                                            Treasurer
                         Cynthia Raby - Assistant Secretary

          Shareholders:  Approximately 57% of the outstanding shares of
                         First Carolina Investors, Inc. are owned by members of the Baird family or entities controlled by members of the Baird family.

                         (d)  No
                         (e)  No

          Information on Individual Directors and Officers pursuant to Instruction C:

                         (a)  H. Thomas Webb, III
                         (b)  1130 East 3rd St., Suite 410,
                              Charlotte, NC  28204
                         (c)  President of First Carolina Investors, Inc.
                         (d)  No
                         (e)  No
                         (f)  U.S.A.

                         (a)  Brent D. Baird
                         (b)  17 Tudor Place, Buffalo, New York  14222
                         (c)  Private Investor,
                              1350 One M&T Plaza, Buffalo, New York  14203
                         (d)  No
                         (e)  No
                         (f)  U.S.A.

                         (a)  Bruce C. Baird
                         (b)  331 Lincoln Parkway, Buffalo, New York 14216
                         (c)  President, Belmont Management Co., Inc.
                              215 Broadway, Buffalo, New York  14204
                         (d)  No
                         (e)  No
                         (f)  U.S.A.

                         (a)  Patrick W.E. Hodgson
                         (b)  60 Bedford Road, Toronto,
                              Ontario M5R 2K2
                         (c)  Chairman, T-W Truck Equippers, Inc.
                              2025 Walden Avenue, Buffalo, New York 14225
                         (d)  No
                         (e)  No
                         (f)  Canada

                         (a)  Theodore E. Dann, Jr.
                         (b)  540 Mill Road, East Aurora, New York 14052
                         (c)  Vice President, Director and Corporate
                              Attorney, Ferro Alloy Services, Inc.,
                              Suite 463, Carborundum Center, Niagara
                              Falls, New York  14303
                         (d)  No
                         (e)  No
                         (f)  U.S.A.

                         (a)  Cynthia Raby
                         (b)  1130 East 3rd St., Suite 410,
                              Charlotte, North Carolina 28204
                         (c)  Assistant Secretary of
                              First Carolina Investors, Inc.
                         (d)  No
                         (e)  No
                         (f)  U.S.A.


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          The source of funds used for purchases by First Carolina Investors, Inc. (the "Reporting Person") was its working capital. The Reporting Person did not borrow any funds to acquire its Shares. The amount of funds paid for the Shares by First Carolina Investors, Inc. was $1,626,463, which does not include brokerage commissions.

          ITEM 4.  PURPOSE OF TRANSACTION.

          The Shares have been acquired by the Reporting Person for investment purposes. The Reporting Person intends to continue to evaluate its respective investments in the Shares. The Reporting Person may make additional purchases or may sell the Shares in open market or in private negotiated transactions. Any such purchase or sale will depend upon its evaluation of its investment, upon the amounts and prices of available Shares, and upon other relevant circumstances.

          The Reporting Person does not have any present plans or proposals which relate to or would result in:

          (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (d) Any material change in the present capitalization or dividend policy of the Issuer;

          (e) Any other material change in the Issuer's business or corporate structure;

          (f) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (i) Any action similar to any of those enumerated above.


         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person hereby reports beneficial ownership, in the manner hereinafter described, of 339,300 shares of the Issuer:

                                                          Percentage of
                                             Number Of      Outstanding
          Shares Held in the Name of            Shares     Security (1)

          First Carolina Investors,            339,300           6.710%
          Inc.


             (1) The foregoing percentage assumes that the number of Shares of the Issuer outstanding is 5,056,541 Shares (as reported in the Issuer's Proxy Statement as of September 11, 1998).

          (b) The Reporting Person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

          (c) The following purchases of the Shares were effected during the past sixty days:

                                                   Price/Share
                                                   (in Dollars
                                                   Commissions
          Purchase In The              Number of   not             Transaction
              Name Of        Date      Shares      included)      Made Through

          First Carolina   9/7/98       2,000      4 5/16       Fahnestock & Co
          Investors, Inc.  9/23/98      5,000      4 5/8        Fahnestock & Co
                           9/24/98     10,000      4 3/4        Fahnestock & Co
                           9/24/98      6,000      4 13/16      Fahnestock & Co
                           9/24/98      5,000      4 7/8        Fahnestock & Co
                           9/25/98      3,000      4 15/16      Fahnestock & Co
                           9/29/98      2,500      5 1/16       Fahnestock & Co
                           9/30/98      1,800      5 1/8        Fahnestock & Co
                           10/1/98      3,000      5            Fahnestock & Co
                           10/1/98      6,300      5 1/16       Fahnestock & Co
                           10/1/98     13,400      5 1/8        Fahnestock & Co
                           10/2/98      2,500      5 1/8        Fahnestock & Co
                           10/2/98      2,500      5 1/8        Fahnestock & Co
                           10/2/98      2,500      5 1/8        Fahnestock & Co
                           10/2/98      5,000      5 1/8        Fahnestock & Co
                           10/2/98     10,000      5 1/8        Fahnestock & Co
                           10/2/98      8,800      5 1/8        Fahnestock & Co


          (d) Not applicable

          (e) Not applicable

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                    not applicable

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                    not applicable

                                      SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          DATED this 5th day of October, 1998.

          First Carolina Investors, Inc.


          By: s/Brent D. Baird
                Brent D. Baird, Chairman